Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a‑12 under the Securities Exchange Act of 1934

Subject Company: Capella Education Company

Commission file number 001‑33140

The following information was made available to employees of Strayer Education, Inc. on October 31, 2017:

FOR STRAYER INTERNAL USE ONLY

Frequently Asked Questions Re: Strayer Education and Capella Merger

Usage Guidelines: These questions and answers are for use by Student Academic Services and staff in responding to questions received from students regarding the merger announcement. Please do not distribute this document electronically or in hard copy.  Due to regulatory requirements, please do not deviate from the responses provided. If a particular question cannot be answered from the below responses, please contact legal for assistance.

Additional questions can be sent to: legal@strayer.edu.

More information can be found in the press release:  http://www.strayereducation.com/releasedetail.cfm?ReleaseID=1045879

1.  Can you please explain the merger announcement between Strayer and Capella?

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The merger between parent companies Strayer Education and Capella Education will create a new national leader in educating working adults. The two universities operated by these parent companies, Strayer University and Capella University, will continue to operate independently.

•	The merger is not expected until July 2018, pending regulatory approvals.
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The two universities are highly complementary, with Strayer University predominantly an undergraduate institution with both a campus network and large online population; and Capella University as a majority graduate institution (including a significant doctoral program population) that is entirely online.

2.  What does this transaction mean for students?

•	Students at each university will feel no impact at all in the near term. We anticipate no disruption for our students or alumni.
•	Helping our students achieve quality educational and career outcomes remains our top priority.
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In the long term, as a result of the merger of the parents, the universities will be able to share best practices to improve academic outcomes and improve service, increasing the attractiveness of each university to students and employers.

•	After the merger, both institutions will work towards allowing students to seamlessly transfer credits between the universities and expect to honor employer discounts from either institution.

3.  What Are the Next Steps?

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After the merger, Strayer University and Capella University will operate as independent and separately accredited institutions, offering hundreds of programs to approximately 80,000 students across all 50 states and in 35 countries.

FOR STRAYER INTERNAL USE ONLY

Frequently Asked Questions Re: Strayer Education and Capella Merger

4.  Will My Tuition Go Up? Does This Affect My Financial Aid?

•	There will be no tuition changes at this time for all current students. Rates will remain the same as will decisions on Financial Aid and tuition reimbursement.

5.  What about My Success Coach?

•	Your Success Coach is there for you at all times from your first day of class to graduation. Please reach out to them if you have additional questions.

6.  Will This Merger Mean New Programs and offerings?

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The two universities are highly complementary, with Strayer University predominantly an undergraduate institution with both a campus network and large online population; and Capella University as a majority graduate institution (including a significant doctoral program population) that is entirely online.  After the merger we will continue to ensure that Strayer and Capella programs are complementary.

7.  Who Can I Speak With About This?

Please speak with your Success Coach. For additional questions, you can contact info@strayer.edu.

8.  Can I Still Get My Transcripts, Credentials, Diplomas, and Other Documentation & Records?

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Nothing will change regarding the way you get your Strayer-related information.  Independent of the announcement, starting November 1 Strayer University will be transitioning the official SU transcript ordering process from the National Student Clearing House to Parchment.

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Current students will be linked to the Strayer branded Parchment site through an SSO link. Students not in iCampus, such as alumni or legacy students, will be able to create an account and order their transcripts from the Strayer branded Parchment site.

•	There is a processing fee for each official transcript requested. If requesting transcripts be sent to multiple institutions, you must make separate requests.
•	Electronic Transcript (sent by email) $10
•	Paper Transcript (sent by US Postal Service) $12.50

9.  How do I order my Official Transcript?

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For current students and students who attended after April 2011, Official Transcripts may be requested through iCampus. Students paying by credit card who attended prior to this time, or who do not have access to iCampus may request their transcript using this Parchment link.  If paying by cash, check, or money order, you must contact Student Financial Services at 1‑855‑392‑6625 or send an email to transcriptrequest@strayer.edu

•	After you click the link, you will be redirected to our external transcript request processing page to make the request and submit your credit card payment.

FOR STRAYER INTERNAL USE ONLY

Frequently Asked Questions Re: Strayer Education and Capella Merger

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

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the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;
•	the amount of the costs, fees, expenses and charges related to the merger;
•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;
•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;
•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;
•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and
•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10‑K, their proxy statements, their Current Reports on Form 8‑K and their Quarterly Reports on Form 10‑Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S‑4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.